SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

HomeFed Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of class of securities)

436919104

(CUSIP number)

Joseph S. Steinberg

c/o Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications)

July 1, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 436919 10 4	13D

1	Name of Reporting Person: Joseph S. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0 (see Item 5)
		8	SHARED VOTING POWER: 0 (see Item 5)
		9	SOLE DISPOSITIVE POWER: 0 (see Item 5)
		10	SHARED DISPOSITIVE POWER: 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (see Item 5)
14	TYPE OF REPORTING PERSON:
IN

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014, as amended (the “Schedule 13D”), and is filed by Joseph S. Steinberg (the “Reporting Person”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation (the “Company”). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As previously disclosed by Jefferies Financial Group Inc., a New York corporation (formerly Leucadia National Corporation, “Jefferies”) in a Schedule 13D filed with the Securities and Exchange Commission on July 1, 2019 (the “Effective Date”), pursuant to that certain Agreement and Plan of Merger, dated as of April 12, 2019, as amended from time to time, including pursuant to Amendment No. 1 to Agreement and Plan of Merger, dated as of May 2, 2019, by and among the Company, Jefferies, and Heat Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Jefferies (“Merger Sub”), the Company merged with and into Merger Sub (the “Merger”), with Merger Sub surviving as a wholly-owned subsidiary of Jefferies. On the Effective Date, Jefferies acquired all of the outstanding shares of Common Stock that Jefferies and its subsidiaries did not already own.

As a result of the Merger, all shares of Common Stock issued and outstanding immediately prior to the Effective Date (other than shares of Common Stock owned by the Company, Jefferies or any of its subsidiaries (including Merger Sub) or dissenting stockholders), including all of the shares beneficially owned by the Reporting Person, were automatically canceled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio of 2.0.

As a result of the foregoing, the Reporting Person is no longer a beneficial owner of any shares of Common Stock.

(a)	Amount beneficially owned: 0

Percentage: 0.0%

(b)	Number of shares of Common Stock the Reporting Person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	The Reporting Person has not effected any transaction in Common Stock in the 60 days prior to filing this Amendment No. 3.

(d)	Not applicable.

(e)	As of July 1, 2019, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2019

/s/ Joseph S. Steinberg
Joseph S. Steinberg